 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: March 31, 2022

LIGHTHOUSE LIFE CAPITAL, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2947076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 E. Hector Street, Suite 415

Conshohocken, PA 19428

(Full mailing address of principal executive offices)

(445) 200-5650

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unaudited)

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Lighthouse Life Capital, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated February 1, 2022, filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2022 pursuant to Rule 253(g) (under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1824921/000165495422001009/lls_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in the offering circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

As of the March 31, 2022, Lighthouse Life Capital, LLC (the “Company”) has limited operating history; however, Lighthouse Life Solutions, LLC, one of the two entities whose combined operations are considered our predecessor, was formed and began operations on February 9, 2018. The second entity, Lighthouse Life Direct, LLC was formed and began operations on July 2, 2018. On December 4, 2020, the Company filed an Offering Statement on Form 1-A with the Securities and Exchange Commission (“SEC”) related to the offering (the “offering”) of a maximum of $50 million in aggregate, of its 8.5% senior beacon bonds (“Class A Bonds)” and its 6.5% senior beacon bonds (“Class B Bonds,” and collectively the “Bonds”). Sale of the Class B Bonds will be limited to a maximum of $30 million. On December 30, 2020, the offering was qualified by the SEC. The offering was re-qualified by the SEC on February 1, 2022 and we intend to continue offering the Bonds through at least December 30, 2022.  The Company commenced sales of the Bonds in February 2021.  The offering was re-qualified by the SEC on February 1, 2022 and we intend to continue offering the Bonds through at least December 30, 2022. Proceeds from the offering will be applied to general corporate purposes, including expenses related to originating and acquiring life insurance policies, including advertising and marketing, the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout this offering circular. We will continue to experience a relative increase in liquidity as we receive additional proceeds from the sale of Bonds and a relative decrease in liquidity as we spend net offering proceeds in connection with operation of our company.

The Company, including Lighthouse Life Solutions, Lighthouse Life Direct, or any subsidiary, has not entered into any arrangements creating a reasonable probability that we will originate or acquire a certain number of life insurance policies; however, the Merlion Park Trust (the “Merlion Trust”) has a right of first refusal for the purchase of all life insurance policies originated by Lighthouse Life Solutions, LLC that meet certain criteria as determined by the trustee acting in a fiduciary capacity as trustee on behalf of the Merlion Trust, in exchange for a fee. This right of first refusal remains active until June 1, 2023 (subject to an extension for an additional five-year term) and includes certain stepdowns in the annual number of policies that Lighthouse Life Solutions, LLC is obligated to submit to the Merlion Trust for potential purchase once the Merlion Trust has reached a $250 million threshold in aggregate purchase price, inclusive of costs, on policies it purchases. Please refer to the Amended and Restated Letter Agreement included as Exhibit 6 governing the specific terms of the agreement with the Merlion Trust. We are not aware of any intention on the part of Merlion Trust to reduce their historical acquisitions of policies through our company. Until required for the operation of our company or other purposes, we will keep the net proceeds of the offering in short-term, low risk, highly liquid, interest-bearing investments.

1

For the six months ended March 31, 2022 and March 31, 2021, we had sold $1.5 million and $18.6 million, respectively, in initial threshold purchase prices of policies to Merlion Trust.

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors and (ii) meet the necessary covenants of the Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds through additional borrowing or the raising of equity capital. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us.

With proceeds from the offering, the Company intends to grow its core business of originating and acquiring life insurance policies for the benefit of  purchasers of those policies through expanded marketing and advertising of its services. The Company intends to use the net proceeds of the offering to accomplish the goal of growing its core business. We anticipate that if we are successful in raising the Maximum Offering Amount of the Bonds, the net proceeds will satisfy the cash requirements for our anticipated plan of operations for the next six months. If we raise less than the Maximum Offering Amount, as defined in the offering circular, we will adjust our plan of operations in conjunction with the estimated reduction in the deployment of net proceeds as described in our offering circular.

Depending on the timing and amount of proceeds received from the Bonds, the Company plans to expand the Lighthouse Life Settlement Advisor Program, which will include the addition of employees in business development, marketing, sales and support to expand our outreach to financial professionals. The Settlement Advisor Program would add as many as six additional wholesale distribution teams during this period and would be supported by traditional and digital marketing to financial professionals and firms, and media communications.

The Company recently developed and launched its first mass media advertising, including television and radio advertising campaigns. Digital, mail and print advertising will be expanded to advertise directly to policyowners and to support the mass media advertising. Other forms of direct advertising directly to policyowners and media relations will also be expanded.

The Company plans to continue to add administrative, operational, sales and technical personnel and services in support of the Company’s anticipated growth.

During the six months ended March 31, 2022, the Company began to purchase policies, with the intent to resell them in the short-term.

Operating Results

We operate on a fiscal year ending on September 30. Set forth below is a discussion of our operating results for the six months ended March 31, 2022 and for the six months ended March 31, 2021.

For the six months ended March 31, 2022, and 2021 our total revenues from operations amounted to $117,031 and $1.2 million, respectively.

Total expenses for the six months ended March 31, 2022 were $4.4 million compared to the prior period of $2.2 million. The increase was primarily related to:

•	Higher professional fees (increase of $161,406 compared to the prior period);

•	Higher general and administrative related costs (increase of $66,779 compared to the prior period); and

•	Higher customer acquisition costs (increase of $1.9 million compared to the prior period).

Net Loss for the six months ended March 31, 2022 was $5.1 million compared to the six months ended March 31, 2021 of $985,328.

While we continue to monitor all aspects of our business, we pay special attention to the origination pipeline which represents life insurance policies in some stage of evaluation for acquisition. Just because a policy is in the pipeline does not mean that it will be acquired and generate revenue for us. In fact, at this relatively early stage our business the origination pipeline is volatile and thus it is currently difficult to arrive at accurate estimates of future originations and related revenue. However, as we continue to grow, we expect that this volatility will decline and the predictability will increase.

2

Liquidity and Capital Resources

We had a net loss of $5.1 million and had negative cash flows from operations of $5.2 million for the six months ended March 31, 2022. We had a net loss of $985,328 and had negative cash flows from operations of $1.1 million for the six months ended March 31, 2021. As a result, we are currently funding our operations from debt. Our sole member has previously funded the Company’s operations using funds from financings and allocates operational expenses to the Company. We anticipate funding our future operations using the proceeds of the Bond offering.

Our short- and long-term liquidity requirements primarily consist of operating expenses. In addition to proceeds from the bond offering, we expect to meet our liquidity requirements through net cash provided by operations and reserves established from existing cash. The Company has available financing support to the extent necessary from the Merlion Park Trust for at least one year from the issuance date of the financial statements. In addition, the Company filed an Offering Statement on Form 1-A with the SEC to offer a maximum of $50 million in aggregate, of its 8.5% senior beacon bonds, or “Class A Bonds,” and its 6.5% senior beacon bonds, or “Class B Bonds,” collectively the “Bonds.” Sale of the Class B Bonds will be limited to a maximum of $30 million. On December 30, 2020, the offering was qualified by the SEC. The Company commenced sales of the Bonds in February 2021. As of March 31, 2022 and June 21, 2022, the Company has raised $17.3 million and $19.5 million, respectively, in gross proceeds from the sale of the Bonds. Management has determined that the Company’s availability under its existing financing sources is expected to be adequate to meet its cash obligations for at least one year from the issuance date of these financial statements. During the six months ended March 31, 2022, the Company has net distributions of $2.0 million of proceeds from the sale of the Bonds to our sole member, LHLS.

As of March 31, 2022 and September 30, 2021, our sole member, LHLS had $11.2 million and $12.8 million, respectively, of outstanding debt, which matures between 2023 and 2025. The Company is not an obligor on or guarantor of LHLS’ debt. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

As a result of the initial $3.0 million raised in the offering of the Bonds, LHLS repaid $1.0 million, plus interest during the six months ended March 31 2021. Once $10.0 million was raised in Bonds, LHLS was required to make prepayments on its debt equal to one-third of the aggregate principal amount of Bonds, in excess of $10.0 million. During the six months ended March 31, 2022, LHLS repaid $1.9 million, plus interest, on its debt as a result of the initial $17.3 million raised in the offering of the Bonds.

As of March 31, 2022 and September 30, 2021, we had cash and cash equivalents and restricted cash on hand of $1.7 million and $3.9 million, respectively.

Item 2. Other Information

None.

3

Item 3. Financial Statements

4

Lighthouse Life Capital, LLC

(a Delaware limited liability company)

Consolidated Financial Statements

(unaudited)

F-1

Lighthouse Life Capital, LLC

Consolidated Balance Sheets

	As of March
	31, 2022	As of September
	(unaudited)	30, 2021
ASSETS

CURRENT ASSETS
Cash & Cash Equivalents	$1,116,386	$3,559,444
Accounts Receivable	6,851	8,975
Prepaid Expenses	158,472	310,930
Expense Reimbursements Receivable	500	500
Other Current Assets	37,122	-
TOTAL CURRENT ASSETS	1,319,331	3,879,849

OTHER ASSETS
Collateral Deposit	100,000	100,000
Restricted cash	626,590	335,787
TOTAL OTHER ASSETS	726,590	435,787

TOTAL ASSETS	$2,045,921	$4,315,636

LIABILITIES

CURRENT LIABILITIES
Accrued Expenses	$96,653	$154,636
Accrued Interest, Beacon Bonds	112,576	73,486
Accounts Payable	218,150	677,313
TOTAL CURRENT LIABILITIES	427,379	905,435

LONG-TERM LIABILITIES
Beacon Bonds, net	14,995,803	9,686,108

TOTAL LIABILITIES	$15,423,182	$10,591,543

COMMITMENTS AND CONTINUENCIES (SEE NOTE 3)

MEMBER'S DEFICIT

MEMBER'S DEFICIT	$(13,377,261)	$(6,275,907)
TOTAL MEMBER'S DEFICIT	(13,377,261)	(6,275,907)

TOTAL LIABILITIES AND MEMBER'S
DEFICIT	$2,045,921	$4,315,636

See accompanying notes to the consolidated financial statements.

F-2

Lighthouse Life Capital, LLC

Consolidated Statements of Operations

For the Six Months Ended March 31, 2022 and 2021

(unaudited)

	For the six months ended	For the six months ended
	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)

REVENUES	$117,031	$1,220,525

OPERATING EXPENSES
Compensation	1,390,635	1,381,890
Policy Premium	750	-
Professional Fees	383,648	222,242
Regulatory Expenses	34,002	25,456
Customer Acquisition Costs	2,145,439	221,128
IT Fees	170,095	123,232
Occupancy	57,690	59,841
Business Insurance	49,275	43,661
Travel & Entertainment	32,101	5,385
General & Administrative	139,761	72,982

TOTAL OPERATING EXPENSES	4,403,396	2,155,817

LOSS FROM OPERATIONS	(4,286,365)	(935,292)

OTHER INCOME (EXPENSE)
Other income	-	1,739
Interest income	2,750	407
Interest expense	(844,385)	(52,182)
TOTAL OTHER INCOME (EXPENSE)	(841,635)	(50,036)

NET LOSS	$(5,128,000)	$(985,328)

See accompanying notes to the consolidated financial statements.

F-3

Lighthouse Life Capital, LLC

Consolidated Statements of Member's Deficit

For the Six Months Ended March 31, 2022 and 2021

(unaudited)

	For the six months ended	For the six months ended
	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)

Beginning balance, Member's Deficit	$(6,275,907)	$(13,992)

(Distributions) Contributions, net	(1,973,354)	(311,453)

Net loss	(5,128,000)	(985,328)

Ending balance, Member's Deficit	$(13,377,261)	$(1,310,773)

See accompanying notes to the consolidated financial statements.

F-4

Lighthouse Life Capital, LLC

Consolidated Statements of Cash Flows

For the Six Months Ended March 31, 2022 and 2021

(unaudited)

	For the six months ended	For the six months ended
	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(5,128,000)	$(985,328)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Amortization of bond issuance costs	247,516	11,949
Changes in operating assets and liabilities:
Accounts receivable	2,124	9,000
Expense reimbursements receivable	-	(375)
Prepaid expenses	152,458	17,746
Other current assets	(37,122)	-
Accrued expenses	(57,983)	(91,882)
Accrued interest	39,090	22,688
Accounts payable	(459,163)	(76,944)
Net cash used in operating activities	(5,241,080)	(1,093,146)

Cash flows from financing activities:
Net proceeds from beacon bonds	5,062,179	2,864,924
Capital distributions	(18,120,219)	(3,006,240)
Capital contributions	16,146,865	2,694,787
Net cash provided by financing activities	3,088,825	2,553,471

Net (decrease) increase in cash and cash equivalents and restricted cash	(2,152,255)	1,460,325
Cash and cash equivalents and restricted cash at the beginning of period	3,895,231	62,990
Cash and cash equivalents and restricted cash at the end of period	$1,742,976	$1,523,315

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sums to the total of such amounts shown on the consolidated statements of cash flows:

Cash and cash equivalents	$1,116,386	$1,442,435
Restricted Cash	626,590	80,880
Total Cash and Cash equivalents and restricted cash	$1,742,976	$1,523,315

Cash paid during the period for interest	$557,779	$17,545

See accompanying notes to the consolidated financial statements.

F-5

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2022 and 2021

(unaudited)

Note 1. Nature of Operations

Our Company

Lighthouse Life Capital, LLC (“LHL” or the “Company”) was formed in Delaware pursuant to a Certificate of Formation on July 8, 2020 as a Limited Liability Company (“LLC”). Lighthouse Life Solutions, LLC was formed in Delaware pursuant to a Certificate of Formation on February 9, 2018 as an LLC and is a wholly-owned subsidiary of the Company. Lighthouse Life Direct, LLC was formed in Delaware pursuant to a Certificate of Formation on July 2, 2018 as an LLC and is a wholly-owned subsidiary of the Company. As of the date of formation of LHL and in connection with the transfer of ownership, the assets and liabilities of the predecessor were transferred to LHL at their carrying value on July 8, 2020.

LHL, through its subsidiaries and its parent, LHL Strategies, Inc. (“LHLS”), originates and acquires life insurance policies through the highly regulated life settlement market for the benefit of purchasers of those policies. The Company originates potential sellers of policies both from financial professionals, including insurance producers and financial advisors, who refer such potential sellers, and directly advertising to the public.

Liquidity

The Company was formed on July 8, 2020. The Company’s net loss was $5.1 million and $985,328 for the six months ended March 31, 2022 and 2021, respectively.

Our short- and long-term liquidity requirements primarily consist of operating expenses. In addition to proceeds from the bond offering, we expect to meet our liquidity requirements through net cash provided by operations and reserves established from existing cash. The Company has available financing support to the extent necessary from the Merlion Park Trust for at least one year from the issuance date of the financial statements. In addition, the Company filed an Offering Statement on Form 1-A with the SEC to offer a maximum of $50 million in aggregate, of its 8.5% senior beacon bonds, or “Class A Bonds,” and its 6.5% senior beacon bonds, or “Class B Bonds,” collectively the “Bonds.” Sale of the Class B Bonds will be limited to a maximum of $30 million. On December 30, 2020, the offering was qualified by the SEC. The Company commenced sales of the Bonds in February 2021. As of March 31, 2022 and June 21, 2022, the Company has raised $17.3 million and $19.5 million, respectively, in gross proceeds from the sale of the Bonds. Management has determined that the Company’s availability under its existing financing sources is expected to be adequate to meet its cash obligations for at least one year from the issuance date of these financial statements. During the six months ended March 31, 2022 and 2021, the Company has net distributions of $2.0 million and $311,453 of proceeds from the sale of the Bonds to our sole member, LHL Strategies, Inc., respectively.

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus continues to spread globally including in the United States and has resulted in restrictions on travel and quarantines imposed. These restrictions have had a negative impact on the economy and business activity globally and may adversely impact our business. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including additional actions taken to contain COVID-19 or treat its impact, among others. Our business and financial results could be materially and adversely impacted.

F-6

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2022 and 2021

(unaudited)

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. While management believes that such estimates are reasonable when considered in conjunction with the Company’s financial position, actual results could differ materially from those estimates.

Principles of Consolidation

The accompanying consolidated financial statement includes the accounts of LHL and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. LHLS financial statements are not included in the consolidated financial statements of LHL. As of March 31, 2022, LHLS has total cash of $377,210, total assets of $606,923 and total liabilities of $11.8 million, which excludes their investment in the Company. As of September 30, 2021, LHLS has total cash of $704,355, total assets of $922,873 and total liabilities of $13.1 million, which excludes their investment in the Company.

Cash and Cash Equivalents

Cash and cash equivalents represents cash deposits and money market accounts held at financial institutions, all of which have maturities of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. The Company has not experienced any losses in such accounts. Included in cash and cash equivalents as of March 31, 2022 and September 30, 2021 is $155,451 and $73,486, respectively, of cash which is restricted for the payment of bond interest expense.

The Company also has restricted cash of $626,590 and $335,787 as of March 31, 2022 and September 30, 2021, which is restricted for bond service and collateral for a letter of credit.

Reclassifications

Certain prior period amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

F-7

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2022 and 2021

(unaudited)

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company earns revenue mostly through origination fees that are paid to the Company by the purchasers for which they originate life insurance policies. Origination fees from purchasers are due to be paid to the Company upon closing of each individual policy purchase. Revenue from origination fees is recognized when all conditions for the transfer of ownership of a life insurance policy have been met and the funds owed to the current owner (seller) of the life insurance policy have been funded to escrow.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”) (“ASU 2014-09”). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The Company is excluded from the scope of ASU 2014-09, Topic 606, as revenues are within the scope of ASU 2014-11, Topic 860, "Transfers and Servicing."

Collateral Deposit and Letter of Credit

As a condition to be licensed by the state of Florida to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Florida, a licensee is required to post collateral equal to $100,000 with the Florida Department of Financial Services (DFS) Division of Treasury’s Bureau of Collateral Management (BCM) and maintain that for as long as the license is valid. As a result, the Company maintains a $100,000 Treasury Cash Deposit with the state of Florida. As of both March 31, 2022 and September 30, 2021, the Company had $100,000 as a collateral deposit with the State of Florida.

As a condition to be licensed by the state of Illinois to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Illinois, a licensee is required to demonstrate evidence of financial responsibility equal to $125,000 through either a surety bond executed and issued by an insurer authorized to issue surety bonds in this State or a deposit of cash, certificates of deposit or securities or any combination thereof, or irrevocable letter of credit. As a result, the Company maintains $125,000 in a reserve account as collateral for a letter of credit. As of March 31, 2022 and September 30, 2021, the company had $125,027 and $0 respectively, in restricted cash.

Debt Issuance Cost

The Company has incurred costs in connection with the issuance of the beacon bonds. In accordance with FASB ASU 2015-03, Interest Imputation of Interest, debt issuance costs related to the sale of the beacon bonds are reported on the balance sheet as direct reduction of the associated debt balance.

Income Taxes

The Company is a disregarded entity for federal purposes and as such is not subject to income taxes. ASC Topic 740: Income Taxes (“ASC Topic 740”) also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Member is required to file income tax returns in the United States (federal) and certain state and local jurisdictions. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions and deductions would be sustained upon examination and does not anticipate any adjustments that would result in material changes to its financial position.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the methodology for calculating income taxes and clarifies single-member limited liability companies. One of the amendments of ASU 2019-12 specified that an entity is not required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority.

F-8

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2022 and 2021

(unaudited)

Note 2. Summary of Significant Accounting Policies (continued)

The Company’s policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of general and administrative expenses, respectively. There were no amounts recognized during the period.

Advertising Costs

Advertising costs of $2.1 million and $168,219 for the six months ended March 31, 2022 and 2021, respectively, were expensed as incurred.

Stock Based Compensation

The Company measures compensation cost for all employee stock awards at their fair values on the date of grant. The fair value of stock-based awards is recognized as expense over the requisite service period using the straight-line method. The Company estimates the fair value of restricted stock awards based on the fair value of the Company’s common stock on the date of grant. Forfeitures are recognized as they occur.

Fair Value Measures and Disclosures

In analyzing the fair value of its investments accounted for on a fair value basis, the Company follows the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company determines fair value based on quoted prices when available or, if quoted prices are not available, through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The fair value of cash, restricted cash, and accounts payable, approximate their carrying value due to their short nature. The hierarchy followed defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter; depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Recently Issued Accounting Pronouncements

In March 2020, FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848).” ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments in ASU 2020-04 are effective for all entities as of March 12, 2020 through December 31, 2022. The Company continues to evaluate the impact of the guidance, however, it does not expect the adoption of ASU 2020-04 to have a material effect on its consolidated financial statements and disclosures.

In August 2020, FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”. ASU 2020-06 addresses the complexity of guidance for certain financial (convertible) instruments with characteristics of liabilities and equity. The amendments in ASU 2020-06 are effective for the Company for the fiscal year beginning after December 15, 2023. The Company is continuing to evaluate this guidance; however, it does not expect the adoption of ASU 2020-06 to have a material effect on its consolidated financial statements and disclosures.

F-9

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2022 and 2021

(unaudited)

Note 3. Commitments and Contingencies

Legal proceedings

In the ordinary course of business, the Company may be subject to litigation from time to time. There is no current, pending or, to our knowledge, threatened litigation or administrative action to which the Company is a party or of which LHL property is the subject (including litigation or actions involving our officers, directors, affiliates, or other key personnel) which in the Company’s opinion has, or is expected to have, a material adverse effect upon the Company’s business, prospects, financial condition or operations.

Note 4. Related Party Transactions

LHLS has historically been responsible for financing the Company’s operations and indirectly pays for a portion of operating expenses. Management identifies the direct costs associated with the Company’s operations and estimates the allocation of remaining costs, based on management’s best estimates. These estimates are generally based on personnel cost allocations unless management has identified a basis more representative of the benefit derived by the Company and is applied to substantially all operating expenses.

Payroll expense allocated to the Company by the Member during the year consisted of the following:

	For the six months ended March 31, 2022	For the six months ended March 31, 2021
Salary expense	$1,211,594	$1,199,264
Insurance and benefits	94,344	100,057
Payroll taxes	84,697	82,569
Total compensation expense	$1,390,635	$1,381,890

Note 5. Beacon Bonds and other Long-Term Debt

On December 4, 2020, the Company filed an Offering Statement on Form 1-A with the Securities and Exchange Commission (“SEC”) to offer a maximum of $50 million in aggregate, of its 8.5% senior beacon bonds, or “Class A Bonds,” and its 6.5% senior beacon bonds, or “Class B Bonds,” collectively the “Bonds”. Sale of the Class B Bonds will be limited to a maximum of $30 million. On December 30, 2020, the offering was qualified by the SEC. The Company commenced sales of the Bonds in February 2021. Gross Bond sales by Class are as follows:

	March 31, 2022	September 30, 2021
Class A 8.5% senior beacon bonds	$11,275,000	$7,620,000
Class B 6.5% senior beacon bonds	6,039,000	3,602,000
Total senior beacon bonds	$17,314,000	$11,222,000

The Bonds are offered serially over a maximum two-year period (subject to extension) starting from the date of qualification. Each series of Class A Bonds will mature on the fifth anniversary of the issuance date of such series and each series of Class B Bonds will mature on the third anniversary of the issuance date of such series. Upon maturity, and subject to the terms and conditions described in the offering circular, the Bonds will be automatically renewed at the same interest rate and for the same term, unless redeemed upon maturity at the Company’s or Bondholders’ election.

Interest on the Bonds is paid monthly at a rate of 8.5% per annum, in the case of the Class A Bonds, and 6.5% per annum, the case of the Class B Bonds.

The Bonds were issued pursuant to an Indenture, dated the date of initial issuance of the Bonds, between the Company and UMB Bank, N.A., as trustee. The Indenture contains covenants that limit the Company’s ability to incur, or permit its subsidiaries to incur, third party indebtedness that would be senior to the Bonds, whether secured or unsecured, unless all of the net proceeds of such indebtedness, are used for the repayment of the Bonds. Further, the Company is prohibited from selling any equity interest in any of its subsidiaries, or causing any of its subsidiaries to issue new equity to any third party, unless the net proceeds of such sale or issuance are used for the repayment of the Bonds. The Company is also required to maintain a bond service reserve equal to 3% of the net proceeds raised in the offering (the “Bond Service Reserve”), which will be used for payment of interest on the Bonds. The balance of the bond service reserve at March 31, 2022 and September 30, 2021 was $501,563 and $335,787, respectively. The funds subject to the Bond Service Reserve will be made available to the Company for general business purposes one year following the termination of the offering.

F-10

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2022 and 2021

(unaudited)

Note 5. Beacon Bonds and other Long-Term Debt (continued)

Bondholders may redeem their Class A Bonds at a price per Class A Bond equal to: (i) $915 plus any accrued but unpaid interest on the Bond if the notice is received on or between the dates that are 0 and 12 months following the date of issuance of the Bond to be redeemed; (ii) $920 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 13 months and on or before the date that is 24 months following the date of issuance of the Bond to be redeemed; (iii) $925 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 25 months and on or before the date that is 36 months following the date of issuance of the Bond to be redeemed; and (iv) $930 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 37 months and on or before the date that is 48 months following the date of issuance of the Bond to be redeemed; and (v) $935 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 49 months and on or before the date that is 60 months following the date of issuance of the Bond to be redeemed. Bondholders may redeem their Class B Bonds at a price per Bond of $915 plus any accrued but unpaid interest on the Bond.

The Company’s obligation to redeem Bonds in any given year pursuant to Bondholder requests for redemption is limited to 10% of the outstanding principal balance of the Bonds, in the aggregate, on the most recent of January 1st, April 1st, July 1st or October 1st of the applicable year while the offering is open, and January 1st of the applicable year, following the offering termination. In addition, any Bonds redeemed as a result of a Bondholder's right upon death, disability or bankruptcy, will be included in calculating the 10% Limit and will thus reduce the number of Bonds, in the aggregate, to be redeemed pursuant to the redemption. Bond redemptions will occur in the order that notices are received. Any redemptions in excess of the 10% Limit (not including death, disability or bankruptcy claims), will be carried over to the next calendar year and redeemed at such time unless such carryover redemptions would exceed the 10% Limit for the new calendar year in which case they will be carried over to successive calendar years until redeemed; provided, however that if, during the pendency of the Offering, the 10% Limit is adjusted upward at the beginning of any succeeding calendar quarter, then such carried over redemptions will be redeemed as of such adjustment to extent they do not exceed the then in effect 10% Limit.

The Bonds may be redeemed at the Company’s option at no penalty. If the Bonds are renewed for an additional term, the Company may redeem the Bonds at any time during such renewal period. The Company or the trustee will be required to offer to repurchase the Bonds in the event of certain changes in control. Any such redemptions or repurchases will occur at a price equal to the then outstanding principal amount of the Bonds, plus any accrued but unpaid interest.

As of March 31, 2022 and June 21, 2022, the Company has raised $17.3 million and $19.5 million, respectively, in gross proceeds from the sale of the Bonds. During the six months ended March 31, 2022, the Company has net distributions of $2.0 million of proceeds from the sale of the Bonds to our sole member, LHLS. As of March 31, 2022, the Company has capitalized $2.7 million of costs related to the Beacon Bond offering. These costs are amortized over the life of the bonds.

As of March 31, 2022 and September 30, 2021, our sole member, LHLS had $11.2 million and $12.8 million, respectively, of outstanding debt, which matures between 2023 and 2025. The Company is not an obligor on or guarantor of LHLS' debt. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

Once $10,000,000 in Bonds have been raised, LHLS is required to make prepayments on its debt equal to one-third of the aggregate principal amount of Bonds in excess of $10,000,000.

Future contractual maturities of the Company for the next five 12-month periods ending March 31, and thereafter are as follows:

2023	$1,047,000
2024	4,992,000
2025	2,407,000
2026	8,868,000
2027	-
Thereafter	-
$17,314,000

As a result of the initial $3.0 million raised in offering of the Bonds, LHLS repaid $1.0 million, plus interest during the six months ended March 31, 2021. Once $10.0 million in Bonds was raised, LHLS was required to make prepayments on its debt equal to one-third of the aggregate principal amount of Bonds, in excess of $10.0 million. During the six months ended March 31, 2022, LHLS repaid $1.9 million, plus interest, on its debt as a result of the initial $17.3 million raised in the offering of the Bonds.

Note 6. Concentrations

To date, the Company has received the majority of its revenue from one investor who also acts as a lender to LHLS, which in turn supports the operations of the Company. The investor has a right of first refusal for the purchase of all life insurance policies originated by Lighthouse Life Solutions, LLC that meet certain criteria as determined by the trustee acting in a fiduciary capacity as trustee on behalf of the investor, in exchange for a fee. This right of first refusal remains active until June 1, 2023 (subject to an extension for an additional five-year term) and includes certain stepdowns in the annual number of policies that Lighthouse Life Solutions, LLC is obligated to submit to the investor for potential purchase once the investor has reached a $250 million threshold in aggregate purchase price, inclusive of costs, on policies it purchases.

The Company currently earns the majority of its revenue from one product/service.

Note 7. Subsequent Events

The Company has evaluated subsequent events through June 24, 2022, which is through the date of this filing. Adjustments or additional disclosures, if any, have been included in these financial statements.

F-11

Item 4. Exhibits

Exhibit Number	Exhibit Description
(2)	Amended and Restated Limited Liability Company Agreement of Lighthouse Life Capital, LLC, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 1-U filed on February 8, 2021

(3)(a)	Form of Indenture between Lighthouse Life Capital, LLC and UMB Bank, N.A., incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 1-U filed on January 13, 2021

(3)(b)

First Supplemental Indenture, dated as of February 17, 2021, between Lighthouse Life Capital, LLC and UMB Bank, N.A., incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(3)(c)	Form of Class A Bond, as amended, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(3)(d)	Form of Class B Bond, as amended, incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(4)	Subscription Agreement, incorporated by reference to the Company’s Offering Statement on Form 1-A filed on December 15, 2020

(6)

Amended and Restated Letter Agreement between Lighthouse Life Solutions, LLC and Brighton LH Trustees, LLC dated September 24, 2020, incorporated by reference to Exhibit 6 to the Company’s Offering Statement on Form 1-A filed on December 4, 2020

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SIGNATURES

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Lighthouse Life Capital, LLC, a Delaware limited liability company

Date: June 24, 2022	By:	/s/ Michael D. Freedman
	Name:	Michael D. Freedman
	Its:	Chief Executive Officer (Principal Executive Officer)

Date: June 24, 2022	By:	/s/ Jennifer Felice Breen
	Name:	Jennifer Felice Breen
	Its:	Chief Financial Officer (Principal Financial and Accounting Officer)

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